Exhibit 99.1

Ad hoc Release

Not for distribution in the United States, Canada, Australia and Japan

Publication of an insider information pursuant to Art. 17 MAR

Biofrontera AG specifies details of the capital increase resolved on May 28, 2020 - Subscription period begins February 08, 2021

Leverkusen, February 4, 2021 – The shareholders’ meeting of Biofrontera AG (hereinafter referred to as the “Company” or also the “Issuer”) on May 28, 2020, resolved to increase the share capital of the Company by up to EUR 8,969,870 by issuing up to 8,969,870 new no-par value registered shares with a notional interest in the share capital of EUR 1.00 each (“New Shares”) against cash contributions. The Management Board was authorized by the shareholders’ meeting, to determine the further details of the capital increase and its execution, in particular the further conditions for the issue of the New Shares, with the approval of the Supervisory Board. Utilizing the authorization granted to it, the Management Board with the approval of the Supervisory Board has today determined further details of the capital increase and its execution:

The shareholders are granted the statutory subscription right for the New Shares as an indirect subscription right in such a way that Quirin Privatbank AG, Kurfürstendamm 119, 10711 Berlin (hereinafter also referred to as the “Issuing Bank”) is admitted to subscribe for and underwrite the New Shares at the lowest issue price of EUR 1.00 per New Share with the obligation to offer the New Shares to the shareholders of the Company at a ratio of 5 : 1 in accordance with the exercise of subscription rights (the “Subscription Offer”) and to transfer them in accordance with the exercise of Subscription Rights as well as to distribute the additional proceeds (less costs and commissions) to the Company.

The subscription period commences on February 08, 2021, inclusive, and ends on February 22, 2021 (12:00 noon) (“Subscription Period”).

Ad hoc Release

In the event that not all New Shares are subscribed for within the Subscription Period, the unsubscribed New Shares will be offered by the Issuing Bank at the subscription price (i) to new investors, who are not yet shareholders of the Company, by way of an international private placement for purchase (the “Private Placement”). In addition, they may be offered (ii) to shareholders of the Company or holders of subscription rights for further subscription (the “Additional Subscription”). Furthermore, a placement of non-subscribed New Shares in the form of American Depositary Shares is planned in the USA.

The Subscription Price shall be announced by the Management Board, with the approval of the Supervisory Board, no later than three days prior to the end of the Subscription Period in the Federal Gazette (Bundesanzeiger) and via an electronic information medium. The subscription price shall be determined in the range between (in each case inclusive of) (i) the volume-weighted average price of the Company’s shares in the XETRA electronic trading system of the Frankfurt Stock Exchange from the beginning of the Subscription Period to the day before the Subscription Price is determined, and (ii) the current share price of the Company at the time the subscription price is determined. When determining the final subscription price, the Company reserves the right to apply a discount of up to 20% from the price initially determined as described above. The Subscription Price will not exceed EUR 3.50 per share.

The Subscription Offer will be published in the Federal Gazette on February 5, 2021.

The Company intends to use the expected net proceeds of approximately EUR 29 million for clinical studies aimed at improving the market positioning of Biofrontera’s products, in particular for the extension of the indication in the USA to basal cell carcinoma, acne and actinic keratoses on body areas other than the face and scalp, as well as, to complete the development of a larger BF-RhodoLED® lamp, invest in the procurement of the necessary materials and the launch of the new lamp. Furthermore, the proceeds are to be used to finance the business operations of the Issuer.

Ad hoc Release

The Management Board

Biofrontera AG, Hemmelrather Weg 201, 51377 Leverkusen

ISIN: DE0006046113

WKN: 604611

Contact: Biofrontera AG

Tel.: +49 (0214) 87 63 2 0, Fax.: +49 (0214) 87 63 290

E-mail: ir@biofrontera.com

Forward-Looking Statements: Certain statements in this press release are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the public offering and the intended use of proceeds from the offering. These statements may be identified by the use of forward-looking words such as “anticipate,” “believe,” “forecast,” “estimate” and “intend,” among others. Such forward-looking statements are based on the currently held beliefs and assumptions of the management of Biofrontera AG, which are expressed in good faith and, in their opinion, reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, financial condition, performance, or achievements of the Company, or industry results, to differ materially from the results, financial condition, performance or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors are set forth in the Registration Statement on Form F-1 filed with the SEC, including in the section “Risk Factors,” and in future reports filed with the SEC. Given these risks, uncertainties and other factors, prospective investors are cautioned not to place undue reliance on these forward-looking statements. The Company does not undertake an obligation to update or revise any forward-looking statement.

Page 3